Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned entities, as applicable, pursuant to a duly executed power of attorney, hereby agrees to this and any future joint filing of Schedule 13G (including any and all amendments thereto) to be made on their behalf and further agrees to the filing of this Agreement as an Exhibit to such filing(s). In addition, each party to this Agreement consents to the filing of this and any future Schedule 13G (including any and all amendments to such filings) by Bank of Montreal.

This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 11th day of February, 2025.

BANK OF MONTREAL

_____

Kathryn Cenac
Managing Director - Regulatory

BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY	BMO CAPITAL MARKETS CORP.
*_____	*_____
BMO ASSET MANAGEMENT INC.	BMO DELAWARE TRUST COMPANY
*_____	*_____
BMO CAPITAL MARKETS LIMITED	BMO FAMILY OFFICE, LLC
*_____	_____
BMO FINANCIAL CORP.	BMO BANK NATIONAL ASSOCIATION
*_____	*_____

BMO NESBITT BURNS INC.

BMO NESBITT BURNS SECURITIES LTD.

*_____

*_____

BMO PRIVATE INVESTMENT COUNSEL INC.

BMO TRUST COMPANY

*_____

*_____

STOKER OSTLER WEALTH ADVISORS, INC.

BMO INVESTORLINE INC.

*_____

*_____

BANK OF MONTREAL HOLDING INC.

BANK OF MONTREAL

*_____

*_____

*Pursuant to Power of Attorney filed herewith.